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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III



11018964

| SEC FILE NUMBER |
| --- |
| 8- 40372 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAVEN SECURITIES CORPORATION

| | OFFICIAL USE ONLY |
| --- | --- |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___140 BROADWAY, 38TH FLOOR___
(No. and Street)

___NEW YORK___　　　　　___NEW YORK___　　　　　___10005___
　　(City)　　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___RICHARD COHEN___　　　　　　　　　　　　　___646-355-1471___
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___MANDEL, FEKETE & BLOOM, CPAs___
(Name – *if individual, state last, first, middle name*)

___30 MONTGOMERY STREET___　　___JERSEY CITY___　　　___NEW JERSEY___　___07302___
　　(Address)　　　　　　　　　　(City)　　　　　　　　(State)　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, _____ RICHARD COHEN _____, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertaining to the firm of

_____ RAVEN SECURITIES CORPORATION _____, as of

_____ DECEMBER 31 _____, 2010 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

PRESIDENT-CEO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

**EXHIBIT A**

EXHIBIT B

# MANDEL, FEKETE & BLOOM
## CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

## INDEPENDENT AUDITOR'S REPORT

Raven Securities Corporation
140 Broadway, 38th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of Raven Securities Corporation, as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

continued

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

continued
MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

Raven Securities Corporation
Page 3


This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


*Mandel, Fekete & Bloom*

February 9, 2011

---oOo---

# RAVEN SECURITIES CORPORATION

# ANNUAL REPORT

# DECEMBER 31, 2010

---oOo---

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

## MANDEL, FEKETE & BLOOM
### CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

## INDEPENDENT AUDITOR'S REPORT

Raven Securities Corporation
140 Broadway, 38th Floor
New York, New York 10005

We have audited the accompanying statement of financial condition of Raven Securities Corporation as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raven Securities Corporation at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Mandel, Fekete & Bloom*

February 9, 2011

# STATEMENT OF FINANCIAL CONDITION

## Raven Securities Corporation

### <u>A S S E T S</u>

|  |  |  | <u>DECEMBER 31, 2010</u> |
|---|---|---|---|
| Current |  |  |  |
|   Cash |  |  |  |
|     Signature Bank – checking account | $ | 16,129 |  |
|          – money market |  | 206 | $ 16,335 |
|  |  |  |  |
| Clearing deposit – J.P. Morgan |  |  | 1,000,000 |
| Commissions receivable |  |  | 2,511,792 |
| Prepaid expenses |  |  | 25,785 |
| Prepaid income taxes |  |  | 75,433 |
|  |  |  |  |
|     Total Current Assets |  |  | 3,629,345 |
|  |  |  |  |
| Property and equipment at cost |  |  |  |
|   Office equipment |  | 44,155 |  |
|     Accumulated depreciation |  | 5,083 | 39,072 |
|  |  |  |  |
| **TOTAL ASSETS** |  |  | **$3,668,417** |

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# STATEMENT OF FINANCIAL CONDITION

**Raven Securities Corporation**

## LIABILITIES AND STOCKHOLDERS' EQUITY

### LIABILITIES

| | | |
|---|---|---|
| Accrued expenses | $1,102,742 | |
| Deferred income taxes | 478,555 | |
| **Total Current Liabilities** | | $1,581,297 |
| Note payable | 100,000 | |
| **Total Long-Term Liabilities** | | 100,000 |
| **Total Liabilities** | | 1,681,297 |

### LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| Subordinated loan | | 700,000 |

### STOCKHOLDERS' EQUITY

| | | | |
|---|---|---|---|
| Common stock – par value $1,000 | | | |
|   Authorized – 10 shares | | | |
|   Issued – 10 shares | | $ 10,000 | |
| Additional paid-in capital | | 150,000 | |
| Retained earnings | | | |
|   Balance at January 1, 2010 | $ 368,304 | | |
|   Net income for the year | 758,816 | 1,127,120 | 1,287,120 |
| | | | **$3,668,417** |

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# STATEMENT OF INCOME

## Raven Securities Corporation

**FOR THE YEAR 2010**

| | | |
|---|---:|---:|
| **REVENUE** | | |
| Commission income | | $10,650,401 |
| | | |
| **EXPENSES** | | |
| Salaries | $ 4,406,400 | |
| Health insurance | 203,424 | |
| Payroll taxes | 204,623 | |
| Clearance charges | 1,114,965 | |
| Error account | 14,325 | |
| Commission expense | 2,090,264 | |
| NYSE dues and expenses | 441,051 | |
| Office expense | 78,499 | |
| Quotation services | 229,916 | |
| SIPC assessment | 20,564 | |
| Insurance | 66,171 | |
| Travel and automobile expenses | 138,343 | |
| Meals and entertainment | 80,369 | |
| Professional fees | 904,749 | |
| Charitable contributions | 28,791 | |
| Telephone | 141,794 | |
| Dues and subscriptions | 46,569 | |
| Interest expense | 69,984 | |
| Miscellaneous | ( 9,708) | |
| Depreciation | 4,749 | 10,275,842 |
| | | |
| **OPERATING INCOME** | | 374,559 |
| | | |
| **Other Income** | | |
| Rebates and reimbursements | 710,545 | |
| Interest income | 9,629 | 720,174 |
| | | |
| **INCOME BEFORE TAXES** | | 1,094,733 |
| | | |
| **Provision for Income Taxes** | | |
| Current taxes | 33,184 | |
| Deferred taxes | 302,733 | 335,917 |
| | | |
| **NET INCOME** | | $ 758,816 |

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

**Raven Securities Corporation**

<u>**FOR THE YEAR 2010**</u>

<u>CAPITAL STOCK</u>

Common

| | |
|---|---:|
| Balance at beginning of year | $  10,000 |
| Issuance of shares | 0 |
| Balance at end of year | 10,000 |

<u>ADDITIONAL PAID-IN CAPITAL</u>

| | |
|---|---:|
| Balance at beginning of year | $  150,000 |
| Paid-in capital | 0 |
| Balance at end of year | 150,000 |

<u>RETAINED EARNINGS</u>

| | |
|---|---:|
| Balance at beginning of year | $  368,304 |
| Net income | 758,816 |
| Balance at end of year | 1,127,120 |

**TOTAL STOCKHOLDERS' EQUITY AT END OF YEAR**  <u>**$1,287,120**</u>

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

**Raven Securities Corporation**

|  | FOR THE YEAR 2010 |
|---|---|
| Balance – beginning of period | $ 0 |
| Increase in subordinated debt | 700,000 |
| **BALANCE – END OF YEAR** | **$700,000** |

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# STATEMENT OF CASH FLOWS

## Raven Securities Corporation

**FOR THE YEAR 2010**

Cash Flows from Operating Activities

    Net Income                                      $ 758,816

Adjustments to Reconcile Net Income to
    Net Cash provided by Operating Activities

| | |
|---|---:|
| Depreciation | 4,749 |
| Increase in clearing deposit | ( 1,000,000) |
| Increase in commissions receivable | ( 1,224,291) |
| Increase in prepaid expenses | ( 99,553) |
| Increase in accrued liabilities | 200,880 |
| Increase in taxes payable | 205,047 |

        Net Cash provided by Operating Activities                   ($1,154,352)

Cash Flows from Investing Activities:

    Purchase of property and equipment          ( 40,810)

        Net Cash provided by Investing Activities                  ( 40,810)

Cash Flows from Financing Activities:

    Increase in note payable                100,000

        Net Cash provided by Financing Activities                  100,000

        **NET (DECREASE) IN CASH**                       ( 1,095,162)

        **CASH AND EQUIVALENTS AT JANUARY 1, 2010**         1,111,497

        **CASH AND EQUIVALENTS AT DECEMBER 31, 2010**       $ 16,335

Supplemental Cash Flow Disclosures:

    Income tax payments                           $ 205,676

    Interest payments                               $ 69,984

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# NOTES TO FINANCIAL STATEMENTS

## Raven Securities Corporation

## 1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a New York C-Corporation.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Securities Transactions

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Income Taxes

The Company has elected to be treated on the cash basis of accounting for income tax purposes. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference between the accrual basis and the cash basis of accounting. The amount of current and deferred federal, state and city income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates. Deferred tax expenses are recognized in the financial statements for the changes in deferred tax liabilities between years.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# NOTES TO FINANCIAL STATEMENTS

## Raven Securities Corporation

the relevant taxing authorities. The Company's open tax years subject to examination by the relevant taxing authorities are 2007, 2008 and 2009.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

### Depreciation

Depreciation of property and equipment is provided over the estimated useful life on a straight-line basis.

### Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

## 3. CONCENTRATIONS OF CASH

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 in member banks. At December 31, 2010, the Company's uninsured cash balance totaled $0.

## 4. RELATED PARTY TRANSACTIONS

On December 22, 2010, the Company obtained a $100,000 note payable from Highland Asset Management, LLC, a related party. The maturity date of the loan is January 21, 2011. The note has an interest rate of 20% per annum only in the event that there is an outstanding balance after the maturity date. The note was paid on January 5, 2011.

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

## NOTES TO FINANCIAL STATEMENTS

### Raven Securities Corporation

On March 1, 2010, the Company entered into a services agreement with White Bay Securities, L.L.C., a related party. The services provided include trade management, short sale compliance, account set up, marketing and internet presence. The Company owed White Bay Securities, L.L.C. $75,000 as of December 31, 2010.

The Company also recognized $1,103,160 in commission and service fee revenue during the fiscal year from WBT, L.L.C., a related party. The Company did not have a commission receivable relating to WBT, L.L.C. as of December 31, 2010.

### 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities in the amount of $700,000 consisted of a note covered by a subordinated loan agreement, which was approved by FINRA. The note matures on September 30, 2020 and bears interest of 8%.

### 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $364,219, which was $252,133 in excess of its required net capital of $112,086.

### 7. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# NOTES TO FINANCIAL STATEMENTS

## Raven Securities Corporation

|  | Current | Deferred | Total |
|---|---|---|---|
| **December 31, 2010** | | | |
| Federal | $ 3,340 | $211,632 | $214,972 |
| New York State | 3,302 | 42,837 | 46,139 |
| New York City | 25,851 | 39,035 | 64,886 |
| New York MTA Surcharge | 691 | 9,229 | 9,920 |
| | $ 33,184 | $302,733 | $335,917 |

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

|  | | As of December 31, 2010 |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | | $1,287,120 |
| Deduct ownership equity not allowable for Net Capital | | 0 |
| Total ownership equity qualified for Net Capital | | 1,287,120 |
| Add: | | |
|   Liabilities subordinated to claims of general creditors allowable | | |
|     In computation of net capital | | 700,000 |
|   Other (deductions) or allowable credits | | 0 |
| Total capital and allowable subordinated liabilities | | 1,987,120 |
| Deductions and/or charges: | | |
|   Total non-allowable assets from Statement of Financial | | |
|     Condition (See List A) | $1,622,901 | |
|   Secured demand note deficiency | 0 | |
|   Commodity futures contracts and spot commodities- | | |
|     proprietary capital charges | 0 | |
|   Other deductions and/or charges | 0 | ( 1,622,901) |
| Other additions and/or allowable credits | | |
|   Total non-allowable accrued liabilities from Statement | | |
|     of Financial Condition (See List B) | | 0 |
| Net Capital before haircuts on securities positions | | 364,219 |
| Haircuts on securities (computed, where applicable, pursuant | | |
|   to 13c301(f): | | |
|   Contractual securities commitments | 0 | |
|   Subordinated securities borrowings | 0 | |
|   Trading and investment securities: | | |
|     Exempted securities | 0 | |
|     Debt securities | 0 | |
|     Options | 0 | |
|     Other securities | 0 | |
|   Undue concentration | 0 | |
|   Other | 0 | 0 |

**NET CAPITAL**        **$ 364,219**

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

<u>As of December 31, 2010</u>

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 112,086 |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5,000 |
| Net capital requirement | $ 112,086 |
| Excess net capital | $ 252,133 |
| Excess net capital at 1000% | $ 196,089 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total A.I. liabilities from Statement of Financial Condition | | $1,681,297 |
| Add: | | |
| Drafts for immediate credit | $ 0 | |
| Market value of securities borrowed for which no equivalent value is paid or credited | $ 0 | |
| Other unrecorded indebtedness | $ 0 | 0 |
| Total aggregate indebtedness | | $1,681,297 |
| Percentage of aggregate indebtedness to net capital | | 462% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | 0 |

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

## RECONCILIATION WITH COMPANY'S COMPUTATION
### (INCLUDED IN PART II OF FORM X-17A AS OF
### DECEMBER 31, 2010)

|  | **DECEMBER 31, 2010** |
|---|---|
| Net capital, as reported in company's Part II (unaudited) focus report | $ 820,386 |
| Audit adjustments to record deferred income taxes | ( 478,555) |
| Audit adjustments to adjust accrued expenses | 22,388 |
| **NET CAPITAL per above** | **$ 364,219** |

|  | **DECEMBER 31, 2010** |
|---|---|
| LIST A |  |
| Commission receivable | $1,482,611 |
| Prepaid expenses | 25,785 |
| Prepaid taxes | 75,433 |
| Property and equipment | 39,072 |
|  | **$1,622,901** |

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

## NOTES RE: OTHER SCHEDULES

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based on the following:

All customer transactions cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are <u>not</u> presented as part of these financial statements:

- Computation for determination of reserve requirements

- Information relating to possession or control requirements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

**EXHIBIT E**

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

**SCHEDULE II**

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Raven Securities Corporation
140 Broadway, 38th Floor
New York, New York 10005

In accordance with Rule 17a-5(e)(4) under the Securities Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Raven Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating Raven Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Raven Securities Corporation's management is responsible for Raven Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Society of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences:

continued

3.  Compared any adjustments report in Form SIPC-7 with supporting schedules, working papers, SIPC-7 template and calculation of total assessment noting no differences;

4.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers, SIPC-7 template and calculation of total assessment supporting the adjustments noting no differences; and

5.  Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Mandel, Fekete & Bloom*

February 9, 2011

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

For the fiscal year ended ___December 31___, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040372   FINRA   DEC
RAVEN SECURITIES CORP        6*6
140 BROADWAY 38TH FL
NEW YORK NY 10005-1108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg    (646) 355-1471

2. A.  General Assessment (item 2e from page 2)                                    $  20,564.00

   B.  Less payment made with SIPC-6 filed (exclude interest)            (    11,539.00    )
   ___7/30/2010___
        Date Paid

   C.  Less prior overpayment applied

   D.  Assessment balance due or (overpayment)                              (                    )

   E.  Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F.  Total assessment balance and interest due (or overpayment carried forward)    $  9,025.00

   G.  PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above)                                          $

   H.  Overpayment carried forward                                             $(                    )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raven Securities Corp
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _26_ day of _January_, 20_11_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates:
   Postmarked            Received            Reviewed

Calculations _____

Exceptions:                                Documentation _____                        Forward Copy _____

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning __July 1__, 20_10_ and ending __Dec 31__, 20_10_
Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)          $ __11,370,576__

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.          _____

   (2) Net loss from principal transactions in securities in trading accounts.          _____

   (3) Net loss from principal transactions in commodities in trading accounts.          _____

   (4) Interest and dividend expense deducted in determining item 2a.          __69,984__

   (5) Net loss from management of or participation in the underwriting or distribution of securities.          _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.          _____

   (7) Net loss from securities in investment accounts.          _____

   Total additions          _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.          _____

   (2) Revenues from commodity transactions.          _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.          __3,205,229__

   (4) Reimbursements for postage in connection with proxy solicitation.          _____

   (5) Net gain from securities in investment accounts.          _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.          _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).          _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____          _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.          $ __9,629__

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).          $ _____

       Enter the greater of line (i) or (ii)          __9,629__

   Total deductions          __3,214,858__

2d. SIPC Net Operating Revenues          $ __8,225,702__

2e. General Assessment @ .0025          $ __20,564__
(to page 1, line 2.A.)

2

# RAVEN SECURITIES CORP

## Inputs

| | |
|---|---|
| Amount of Payment Overdue | |
| Days Late | |
| Minimum Assesment Payment | 150 |

## Caluclation of Total Assesment and Interest Due

| | |
|---|---|
| General Assesment Payment for the First Half of the Fiscal Year | 20,564 |
| Less payment made for first half of fiscal year | 11,539 |
| Assesment Balance Due | 9,025 |
| | |
| Interest computed on late payment (20% per annum for each day after 15th day past due | - |
| Total Assesment and Interest Due | 9,025 |

## Calculation of General Assesment Payment (Row 7)

| | | |
|---|---|---|
| Total Interest and Dividend Expense | | 69,984 |
| Total Interest and Dividend Income | | 9,629 |
| Interest Earned on Customers Securities Accounts | | |
| (2a) Revenue from FOCUS Report | X | 11,370,576 |

**(2b) Additions:**

| | | |
|---|---|---|
| Additional Revenues from Non-foreign Subsidiaries and Predecessors | X | |
| Net Loss- Principal Transactions of Securities in Trading Accounts | X | |
| Net Loss- Principal Transactions of Commodities in Trading Accounts | X | |
| Interest & Dividend Expense Deducted from FOCUS Revenue | X | 69,984 |
| Underwriting & Distribution Charges | X | |
| Expenses other than: Advertising, Printing, Relstration Fees and Legal Fees Deducted in Determinging Net Profit from management of or participation in underwriting or distribution of securities | X | |
| Loss on Securities- Investment Accounts | X | |
| Total Additions | | 69,984 |

**(2c) Deductions:**

| | | |
|---|---|---|
| Revenues from distribution of shares of registered open end investment company or unit investment trust, sale of variable annuities, business of insurance, IA services rendered to registered investment companies or insurance company separate accounts, and | X | |
| Revenues from Commodity Transactions | X | |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | X | 3,205,229 |
| Postage Reimbursements in Coonection with Proxy Solicitation | X | |
| Net Gain on Securities- Investment Accounts | X | |
| 100% of Commissions and Markups Earned from Transactions in (i) CDs and (ii) T-Bills, Bankers Acceptances of Commercial Paper with Maturity of 9 Months or Less from Issuance Date | X | |
| Direct Expenses of Printing, Advertising and Legal Fees Incurred in Connection with Other Revenue Related to the Securities Business | X | |
| Other Revenue Not Related Either Dirctly or Indirectly to the Securities Business | X | - |
| Total Interest and Dividend Expense (Capped at Total Interest and Dividend Income) | 9,629 | X |
| 40% of Interest Earned on Customers Securities Accounts | - | X |
| Choose Greater of Two Previous Lines | X | 9,629 |
| Total Deductions | | 3,214,858 |

| | |
|---|---|
| (2d) SIPC Net Operating Revenues | 8,225,702 |
| (2e) General Assessment @ 0025 (At Least 150) | 20,564 |